Exhibit 99.2

NiCE Named a Leader in the 2026 Gartner® Magic Quadrant™ for Contact Center

as a Service. Delivering AI-Powered Customer Service at Enterprise Scale

NiCE redefines the CCaaS era as AI and human agents unite to resolve customer needs across the enterprise

Hoboken, N.J., October 21, 2026 – NiCE (Nasdaq: NICE) today announced it has been named a Leader in the 2026 Gartner Magic Quadrant for Contact Center as a Service (CCaaS). NiCE was placed furthest of any provider for its Completeness of Vision.

The promise of AI has given the contact center a new mandate. As AI agents begin resolving issues end to end, and consumers deploy personal AI agents of their own to interact with brands, enterprises must run AI and human agents together, with the governance and data to do it safely and with success measured in outcomes rather than activity. Enterprises seek a partner that can deliver AI at the scale of CX, with AI agents, human agents, workflows and real-time context working as one system. NiCE helped lead the move to CCaaS and is now leading that next evolution to CX AI.

“We got here by running customer service for the world’s most demanding enterprises for decades, and by building the AI to match it,” said Scott Russell, CEO of NiCE. “The contact center was where customer service lived. It is no longer where it ends. What matters now is one platform, where every interaction is handled by the right agent, human or AI, and every enterprise can run customer service as a single, accountable operation.”

The shift is already visible in NiCE's business. Its AI annual recurring revenue reached $362 million in the second quarter of 2026, up 52% year over year and driven by enterprise deployments rather than pilots, and now represents 15% of cloud revenue. The quarter was also an all-time record for AI bookings, with strong momentum driven by NiCE Cognigy.

Behind those numbers, NiCE Cognigy agentic AI is in production at global enterprises, including:

•	Openreach, where AI agents cut missed appointments and inbound contact volumes by one-third

•	Toyota, where 95% of customers offered the AI service chose to book directly with an AI agent

•	Lufthansa Group, where AI agents handle more than 16 million customer conversations a year

•	Tripadvisor, which took AI voice agents from concept to live calls in 2.5 months

Gartner Disclaimer:

Gartner, Magic Quadrant for Contact Center as a Service, Drew Kraus, Jason Bridge, Pri Rathnayake and Megan Fernandez, October 19, 2026.

Gartner and Magic Quadrant are trademarks of Gartner, Inc. and/or its affiliates.

Gartner does not endorse any company, vendor, product or service depicted in its publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner publications consist of the opinions of Gartner’s business and technology insights organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this publication, including any warranties of merchantability or fitness for a particular purpose.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1 551-417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Russell, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.